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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                              April 2004

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 12, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Kensington Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 489904102
5.	Record Date for Notice	: May 07, 2004
6.	Record Date for Voting	: May 07, 2004
7.	Beneficial Ownership Determination Date	: May 07, 2004
8.	Meeting Date	: June 11, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.
Note:

Every report required to be filed under section 85(1) of the Securities Act and section 151 of the Securities Rules shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1.	Reporting Issuer KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 2.	Date of Material Change April 26, 2004
Item 3.	Press Release April 26, 2004 disseminated via CCN Matthews, Vancouver Stockwatch and Market News.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced steps intended to strengthen the management of the Company with new skills to meet the challenges of the current phase of its activities.  David Stone, who has led the Company as President since 1997, concurs with the direction being taken.  He has resigned as President of the Company effective immediately.

Item 5.	Full Description of Material Change See Schedule “A” attached.
Item 6.	Reliance on Section 85(2) of the Act (British Columbia) Not Applicable

Item 7.	Omitted Information Not Applicable
Item 8.	Senior Officers Murray Tildesley, Secretary Kensington Resources Ltd. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

DATED this 29th day of April, 2004.

(signature)
Murray Tildesley
(Name)
Secretary & Director
(Position)
Victoria, British Columbia
(Place of Declaration)

Schedule A

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

NEWS RELEASE

Victoria, B.C., Monday, April 26, 2004 – The Board of Directors of Kensington Resources Ltd. is pleased to announce steps intended to strengthen the management of the Company with new skills to meet the challenges of the current phase of its activities.  David Stone, who has led the Company as President since 1997, concurs with the direction being taken.  He has resigned as President of the Company effective immediately and the Board of Directors expresses its appreciation and thanks to David for his efforts and his years of service as President.   The operations of the Company will be conducted by the Board of Directors while the Company searches for a suitable replacement with diamond mining related experience and management skills to provide leadership for the next stage in the development of the Fort à la Corne Joint Venture Diamond Project in Saskatchewan. David Stone will remain on the Board of Directors and will assist in the process.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “Murray Tildesley”

Murray Tildesley

Secretary

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Murray Tildesley, Secretary

Robert A. Young, Investor Relations

Kensington Resources Ltd.

Robert A. Young & Associates

Tel:  1-800-514-7859 or (250) 361-1KRT

Tel:  1-877-626-2121 or (604) 682-5123

E-mail:  raya@digital-rain.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director